January 10, 1997

Hvide Marine Incorporated
2200 Eller Drive
Ft. Lauderdale, FL 33316

Ladies and Gentlemen:

We have acted as counsel for Hvide Marine Incorporated, a Florida corporation (the"Company"), in connection with the issuance and sale pursuant to the Company's registration statement on Form S-8 (the "Registration Statement") of up to 100,000 shares of Class A Common Stock and an indeterminate amount of interests to be offered or sold pursuant to the Hvide Marine Incorporated Retirement Plan and Trust (the "Plan"). Based upon our examination of such corporate records and other documents and such questions of law as we have deemed necessary and appropriate, we are of the opinion that when issued, such securities to be offeredup to or sold pursuant to the Plan, will be validly issued, fully paid, and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,


Dyer Ellis & Joseph PC